Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	Publicly Held Company

MATERIAL FACT

Pursuant to article 157, paragraph 4 of Law no. 6.404/76 and Instruction 358/02 of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários), ITAÚ UNIBANCO HOLDING S.A. (“Itaú Unibanco”) announces the following: in the context of the agreement to merge the operations of Banco Itaú Chile (“BIC”) and CorpBanca (“Transaction Agreement”), as announced to the market through the material fact (fato relevante) released on January 29, 2014 (“Merger”), Itaú Unibanco has executed an amendment to the Transaction Agreement (“Amendment”) to reflect, among other conditions, certain changes to the rules applicable to the distribution of dividends by both BIC and CorpBanca in relation to the results obtained by each bank prior to the closing of the Merger.

As informed in the material facts (fatos relevantes) released by Itaú Unibanco on January 29, 2014 and on May 7, 2015, the Merger will occur through the merger of BIC with and into CorpBanca, which depends on the affirmative vote of CorpBanca’s shareholders representing at least 2/3 (two thirds) of CorpBanca’s capital. Once the Merger closes, Itaú Unibanco will hold an equity ownership in the resulting bank (“Itaú CorpBanca”) equal to 33.58%.

In order to ensure the affirmative vote of shareholders representing at least 2/3 (two thirds) of CorpBanca’s shares for the approval of the Merger based on the exchange ratio initially agreed, Itaú Unibanco has executed the Amendment, pursuant to which the parties have agreed to the conditions below.

A.	Dividends:

(i)
in addition to the amount distributed as dividends in the general shareholders’ meeting held in March 2015, which corresponded to 50% of the distributable profits obtained during the fiscal year of 2014, CorpBanca may distribute to its shareholders additional dividends corresponding to (a) CLP$ 239,860 million during the fiscal year of 2015 (equivalent to approximately US$ 395 million) and (b) an amount equivalent to UF 124,105 (unidades de fomento – Chilean indexed unit of value adjusted daily to reflect the previous month’s inflation in Chile) (equivalent to approximately US$ 5 million), at the same occasion it distributes the profits that may be generated during the fiscal year of 2015;

(ii)
even though BIC has approved in its general shareholders’ meeting held in March 2015 the distribution of dividends of 50% of its distributable profits obtained during the fiscal year of 2014, BIC will rectify such approval and distribute only CLP$ 26,448 million to its shareholders (equivalent to approximately US$ 43.5 million), which represents a reduction of CLP$ 16,399 million (equivalent to approximately US$ 27 million) of the amount originally approved; and

(iii)
whereas the Transaction Agreement did not contemplate rules regarding the distribution of dividends by BIC or CorpBanca with respect to the fiscal year of 2015, BIC and CorpBanca shall be allowed to distribute to the shareholders of each such bank in 2016 up to 50% of their respective distributable profits obtained in the fiscal year of 2015.

The supplementary rules regarding distribution of dividends set out above supersede the financial proposal made by Itaú Unibanco to CorpBanca and CorpBanca’s controlling shareholder, as announced in the material fact (fato relevante) released on May 7, 2015, and shall be deemed part of the terms and conditions of the Merger.

B.	CorpBanca Colombia:

The shares of Banco CorpBanca Colombia S.A. (“CorpBanca Colombia”) held by the controlling shareholder of CorpBanca will be acquired by Itaú CorpBanca by January 29, 2017, and their purchase price will be adjusted by an interest rate equivalent to Libor plus 2.7% per year from August 4, 2015 (which is the date initially expected for the acquisition of such shares to occur) until the payment date. Additionally, CorpBanca Colombia will not declare or pay any dividends until the acquisition of the shares mentioned above occurs.

C.	Termination Date:

The deadline established in the Transaction Agreement for the closing of the Merger was postponed from January 29, 2016 to May 2, 2016, although the parties intend to close the Merger in the beginning of January 2016.

The effectiveness of the changes described above are conditioned on the holding of CorpBanca’s extraordinary meeting that shall approve the Merger by June 30, 2015 and the submission of the appraisal report prepared by KPMG Auditores Consultores Ltda. dated April 29, 2015 to CorpBanca’s shareholders in such meeting.

Itaú Unibanco restates its commitment with the long term creation of value to its shareholders.

São Paulo (SP), June 3, 2015.

MARCELO KOPEL
Investors Relations Officer